Exhibit 1.01

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Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 678-259-8625 scotmcleod@cdcsoftware.com

CDC Games Launches Open Beta Test for Its First New MMORPG Game in Japan

Minna de Battle Completes Successful Closed Beta Testing

BEIJING, ATLANTA Dec. 6, 2007 — CDC Games, a business unit of CDC Corporation and pioneer of the “free-to-play, pay for merchandise” model for online games in China, announced today the start of the open beta program for Minna de Battle, its first online massively multiplayer online role-playing game (MMORPG) game for the Japan market. CDC Games Japan K.K., a subsidiary of CDC Games International (CGI), started the open beta program for Minna de Battle, a multiplayer online action game, last week.

Developed by Korea-based Nimonix and licensed through Gretech Corp., this free-to-play, pay-for-merchandise 3D online action game features a range of Martial Arts Skills (Taekwondo, Kung Fu, Boxing, Kobudo), boasting simple gameplay with support for gamepad input devices. Game modes include Team Play, Battle Mode, and Rumble Mode.

Minna de Battle, also known as GemFighter outside of Japan, is already in commercial operation in Korea and the United States. In Korea, GemFighter (Minna de Battle) has reported more than 1.5 million registered users. The Minna de Battle website (http://www.minbat.jp/) is available for open beta registration and download of the game in Japan. The game is expected to be commercially available in the beginning of the first quarter of 2008.

“We just completed a successful closed beta test program for Minna de Battle last month and expect this game to be well received by the wider open beta and commercial audiences,” said Jeff Longoria, president of CGI. “During the open beta program, we intend to create broader exposure and interest in preparation for a successful commercial launch in one of the most active online games markets in the world. Minna de Battle is one of several new games planned for launch internationally in 2008 that we expect will help to solidify our position as a leading publisher of global, diversified online games.”

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with more than 120 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force. Launched in 2007, Special Force has consistently ranked in the Top 10 downloaded games in China. Currently, CDC Games offers six popular MMO online games in China that include: Yulgang, Shaiya, Special Force, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources. Through its CDC Games International (CGI) subsidiary, the company is planning launches of Lunia Online in the U.S. and Minna de Battle in Japan along with several new games planned for southeast Asia, further strengthening its position as a global publisher of online games. For more information on CDC Games, visit: www.cdcgames.net

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the ease of use of Minna de Battle, the commencement and continuation of open beta testing for this game, the commercial availability and launch of Minna de Battle in Japan and other territories, our ability to create broader exposure and interest in this game, our future plans with respect to this game and our future position and participation in the online games industry, our plans to expand our commercial portfolio and launch more games, and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to develop and market successfully first person shooter games; (c) the future growth of the online games industry in the China and other markets; (d) the possibility of development delays; (e) the development of competing products and technology; (f) the entry of new competitors and their technological advances; and (g) the possibility that our current or future strategic partners will not fulfill their contractual or other obligations to us. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.